Exhibit 99.1

ASX Market Announcement

Genetic Technologies

Genetic Technologies Announces US$1.8 million capital raising

MELBOURNE, AUSTRALIA, April 2, 2020 Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) (the "Company"), a leader in the development of genetic risk assessment tests, today announced that it has entered into definitive agreements with several US institutional investors to raise US1.8 million (or equivalent of approximately 3 million AUD) by the issue of 1,028,574 American Depositary Shares ("ADSs"), each representing six hundred (600) of the Company's ordinary shares, at a purchase price of $1.75 per ADS - or in Australian dollars $0.0048 per GTG Share. The closing of the offering is expected to occur in the United States on or about 3 April 2020, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

Dr Muchnicki (GTG managing director) said "*This capital raising in such challenging market conditions is indicative of institutional interest in the United States in GTG as we continue our product commercialization. It was also very pleasing that despite the challenging markets - this raising is at a premium of over 20% to our last capital raising.*"

The gross proceeds to the Company from this offering are expected to be approximately US1.8 million, before deducting the placement agent's fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from this offering to support the introduction and distribution of its new products in the United States, for general product research and development, including the development of polygenic risk tests with TGen in the United States, for implementation of its consumer initiated testing platform, and for working capital.

The Company will issue these securities under its current 10% and 15% placement capacity.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Dr George Muchnicki Acting CEO and Justyn Stedwell Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited
+61 3 9412 7000

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

Investor Relations and Media (US)

Mr Dave Gentry
RedChip
Office: 1 800 RED CHIP (733 2447)
Cell: 407 491 4498
dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000